UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2005

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                           Incorporation By Reference


     AXA's press release furnished by the Registrant under this Form 6-K, except for all non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange Act of 1934, is incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-12872 and 333-12956), the Registration Statements on Form S-8 (File Nos. 333-128450, 333-109227, 333-104438, 333-91900, 333-9212, 333-12088 and 333-12944) and any other
Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished 6-Ks. For the avoidance of doubt, the disclosure containing non-GAAP financial measures contained in the attached press release is not incorporated hereby into any Registration Statement filed by the Registrant that allows for the incorporation by reference of each Form 6-K furnished to the SEC by the Registrant.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AXA
                                      (REGISTRANT)

                                      By:  /s/ Denis Duverne
                                           ---------------------------------
                                           Name:  Denis Duverne
                                           Title: Chief Financial Officer and
                                                  Member of the Management Board



Date: October 27, 2005

                                  EXHIBIT INDEX



EXHIBITS                            DESCRIPTION
--------                            ---------------------------------------

 99.1 Press Release issued on October 27, 2005 by AXA, regarding a presentation on the theme of "the Benefits of Being Global."